September 28, 2018

Dairen Lin
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033
China

       Re: China Life Insurance Company Limited
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 25, 2018
           File No. 001-31914

Dear Mr. Lin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance